Exhibit 99.1

Press Release Paris, March 18, 2022

Technip Energies publishes 2021 Annual Report

Technip Energies (PARIS:TE) (the “Company”), a leading Engineering & Technology company for the Energy Transition, today publishes its 2021 Annual Report.

The Company filed its 2021 Annual Report with the Dutch Authority for the Financial Markets (AFM).

The 2021 Annual Report is available on:
https://investors.technipenergies.com/financial-information/results-center

Technip Energies will hold its Annual General Meeting in Schiphol, the Netherlands on May 5, 2022. The convocation, agenda and all related documents will be available at https://investors.technipenergies.com/events-presentations/agm on March 24, 2022.

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in Liquefied Natural Gas (LNG), hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADRs”) program, with its ADRs trading over-the-counter. For further information: www.technipenergies.com.

Press Release Paris, March 18, 2022

Contacts
Investor Relations	Media Relations

Phillip Lindsay	Stella Fumey
Vice-President, Investor Relations	Director, Press Relations & Digital Communications
Tel: +44 203 429 3929	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

Jason Hyonne
Tel: +33 1 47 78 22 89
Email: Jason Hyonne